                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

 [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934 (FEE REQUIRED)

                 For the Fiscal Year ending December 31, 2000

                                      OR

 [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934 (NO FEE REQUIRED)


                        Commission File Number 0-22650

             PETROCORP INCORPORATED 401(k) RETIREMENT SAVINGS PLAN
                           (Full title of the plan)



                            PETROCORP INCORPORATED
                            6733 South Yale Avenue
                             Tulsa, Oklahoma 74136
   (Name of Issuer of the Securities Held Pursuant to the Plan and Address
                        of Principal Executive Offices)


      Registrant's Telephone Number, Including Area Code: (918) 491-4500

                            PETROCORP INCORPORATED
                         401(k) RETIREMENT SAVINGS PLAN



                               TABLE OF CONTENTS
                               -----------------




                                                                                     PAGE NO.
                                                                                   ------------
REPORT OF INDEPENDENT ACCOUNTANTS (Not required -- see Note 2.)


FINANCIAL STATEMENTS:

Statement of Net Assets Available for Benefits with Fund Information as of
December 31, 2000 and 1999                                                                    2


Statement of Changes in Net Assets Available for Benefits with Fund Information
for the years ended December 31, 2000 and 1999                                                3


Notes to Financial Statements                                                                 4


SUPPLEMENTAL SCHEDULES:

Item 27a - Schedule of Assets Held for Investment (Not required -- see Note 2.)

Item 27d - Schedule of Reportable Transactions (Not required -- see Note 2.)


SIGNATURES                                                                                    9


PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Net Assets Available for Benefits with Fund Information
(Unaudited)

                                         ---------------------------------------------------------------------------
                                                                                                       Assets
                                         ---------------------------------------------------------------------------
                                                                   Investments, at fair value
                                         ---------------------------------------------------------------------------
                                                Pooled                               Participant
                                               separate             Common              notes
                                               accounts             stock             receivable          Total
                                         ---------------------------------------------------------------------------
Principal Investments:
     Guaranteed Interest Accounts            $            -        $         -       $        -        $           -
     Money Market Account                            33,346                  -                -               33,346
     Government Securities Account                  132,014                  -                -              132,014
     Bond & Mortgage Account                         39,560                  -                -               39,560
     Bond Emphasis Balanced Account                   8,465                  -                -                8,465
     Stock Emphasis Balanced Account                 72,988                  -                -               72,988
     Stock Index 500 Account                        362,561                  -                -              362,561
     Large Company Blend Account                    235,195                  -                -              235,195
     Medium Company Value Account                    95,383                  -                -               95,383
     Small Company Blend Account                    231,213                  -                -              231,213
     Medium Company Blend Account                   124,743                  -                -              124,743
     International Stock Account                    106,999                  -                -              106,999
     Real Estate Account                              2,866                  -                -                2,866
Company Stock                                             -             51,884                -               51,884
Participant Notes                                         -                  -                -                    -
                                             --------------        -----------       ----------        -------------
                                             $    1,445,333        $    51,884       $        -        $   1,497,217
                                             ==============        ===========       ==========        =============

                                                                                   December 31, 2000
                                          -----------------------------------------------------------------------------------------
                                              Guaranteed
                                              investment                                                             Net assets
                                             contract, at                                                           available for
                                             contract value        Cash              Total           Liabilities       benefits
                                           ----------------------------------------------------------------------------------------
Principal Investments:
     Guaranteed Interest Accounts            $   26,361          $        -      $     26,361       $        -         $     26,361
     Money Market Account                             -                   -            33,346                -               33,346
     Government Securities Account                    -                   -           132,014                -              132,014
     Bond & Mortgage Account                          -                   -            39,560                -               39,560
     Bond Emphasis Balanced Account                   -                   -             8,465                -                8,465
     Stock Emphasis Balanced Account                  -                   -            72,988                -               72,988
     Stock Index 500 Account                          -                   -           362,561                -              362,561
     Large Company Blend Account                      -                   -           235,195                -              235,195
     Medium Company Value Account                     -                   -            95,383                -               95,383
     Small Company Blend Account                      -                   -           231,213                -              231,213
     Medium Company Blend Account                     -                   -           124,743                -              124,743
     International Stock Account                      -                   -           106,999                -              106,999
     Real Estate Account                              -                   -             2,866                -                2,866
Company Stock                                         -                   -            51,884                -               51,884
Participant Notes                                     -                   -                 -                -                    -
                                             ----------          ----------      ------------       ----------         ------------
                                             $   26,361          $        -      $  1,523,578       $        -         $  1,523,578
                                             ==========          ==========      ============       ==========         ============

                                         ---------------------------------------------------------------------------
                                                                                                        Assets
                                         ---------------------------------------------------------------------------
                                                                   Investments, at fair value
                                         ---------------------------------------------------------------------------
                                                Pooled                               Participant
                                               separate             Common              notes
                                               accounts             stock             receivable          Total
                                         ------------------    ---------------   ------------------    -------------
Principal Investments:
     Guaranteed Interest Accounts           $          -      $        -           $        -       $         -
     Money Market Account                        215,508               -                    -           215,508
     Government Securities Account               196,924               -                    -           196,924
     Bond & Mortgage Account                      62,123               -                    -            62,123
     Bond Emphasis Balanced Account               21,372               -                    -            21,372
     Stock Emphasis Balanced Account             127,550               -                    -           127,550
     Stock Index 500 Account                     495,204               -                    -           495,204
     U.S. Stock Account                          292,603               -                    -           292,603
     Medium Company Value Account                133,491               -                    -           133,491
     Small Company Blend Account                 265,913               -                    -           265,913
     Medium Company Blend Account                155,481               -                    -           155,481
     International Stock Account                 200,105               -                    -           200,105
     Real Estate Account                           4,596               -                    -             4,596
Company Stock                                          -          98,110                    -            98,110
Participant Notes                                      -               -               22,259            22,259
                                            ------------      ----------           ----------      ------------
                                            $  2,170,870      $   98,110           $   22,259       $ 2,291,239
                                            ============      ==========           ==========      ============


                                                                              December 31, 1999
                                               ---------------------------------------------------------------------------
                                                   Guaranteed
                                                   investment                                                  Net assets
                                                  contract, at                                                available for
                                                 contract value        Cash          Total      Liabilities      benefits
                                                 -------------------------------------------------------------------------
Principal Investments:
     Guaranteed Interest Accounts                $  107,546        $       -   $    107,546      $       -  $    107,546
     Money Market Account                                 -                -        215,508              -       215,508
     Government Securities Account                        -                -        196,924              -       196,924
     Bond & Mortgage Account                              -                -         62,123              -        62,123
     Bond Emphasis Balanced Account                       -                -         21,372              -        21,372
     Stock Emphasis Balanced Account                      -                -        127,550              -       127,550
     Stock Index 500 Account                              -                -        495,204              -       495,204
     U.S. Stock Account                                   -                -        292,603              -       292,603
     Medium Company Value Account                         -                -        133,491              -       133,491
     Small Company Blend Account                          -                -        265,913              -       265,913
     Medium Company Blend Account                         -                -        155,481              -       155,481
     International Stock Account                          -                -        200,105              -       200,105
     Real Estate Account                                  -                -          4,596              -         4,596
Company Stock                                             -                -         98,110              -        98,110
Participant Notes                                         -                -         22,259              -        22,259
                                                 ----------        ---------   ------------      ---------  ------------
                                                 $  107,546        $       -   $  2,398,785      $       -  $  2,398,785
                                                 ==========        =========   ============      =========  ============

  The accompanying notes are an integral part of these financial statements.

PetroCorp Incorporated 401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information (Unaudited)

                                                                Year ended December 31, 2000
                           -----------------------------------------------------------------------------------------------------
                                                                          Additions
                           -----------------------------------------------------------------------------------------------------
                                           Investment income
                           -------------------------------------------
                                            Net appreciation
                                             (depreciation)
                                                 in fair
                                                value of
                                               investments                            Contributions                    Total
                                                                         ----------------------------------------
                               Interest         (Note 3)       Total       Employer    Participants      Total       additions
                            -------------- ----------------- ---------   ----------- ---------------- -----------  -------------
Principal Investments:
     Guaranteed Interest
     Accounts                  $   3,418        $       -    $   3,418    $    1,307    $   1,937     $    3,244     $   6,662
     Money Market Account              -            2,673        2,673         2,901        2,901          5,802         8,475
     Government Securities
     Account                           -           13,735       13,735         1,979        4,046          6,025        19,760
     Bond & Mortgage
     Account                           -            3,158        3,158         2,359        2,809          5,168         8,326
     Bond Emphasis
     Balanced Account                  -              867          867           786          383          1,169         2,036
     Stock Emphasis
     Balanced Account                  -            2,270        2,270           676        3,846          4,522         6,792
     Stock Index 500
     Account                           -          (44,105)     (44,105)       10,761       10,841         21,602       (22,503)
     U.S. Stock Account                -          (20,603)     (20,603)        1,373        1,209          2,582       (18,021)
     Large Company Blend
     Account                           -           (3,988)      (3,988)            -            -              -        (3,988)
     Medium Company Value
     Account                           -            3,017        3,017         2,765        4,822          7,587        10,604
     Small Company Blend
     Account                           -           35,583       35,583         1,534        4,057          5,591        41,174
     Medium Company Blend
     Account                           -           17,560       17,560         4,441        5,510          9,951        27,511
     International Stock
     Account                           -          (10,688)     (10,688)        5,406        3,742          9,148        (1,540)
     Real Estate Account               -              335          335             -            -              -           335
Company Stock                          -           37,603       37,603         6,505        5,981         12,486        50,089
Participant Notes                      -                -            -             -            -              -             -
                               ---------        ---------    ---------    ----------    ---------     ----------     ---------
                               $   3,418        $  37,417    $  40,835    $   42,793    $  52,084     $   94,877     $ 135,712
                               =========        =========    =========    ==========    =========     ==========     =========

                                                  (Deductions)
                              ------------------------------------------------------
                                                                                                      Net assets at   Net assets at
                              Participant     Admin.     Interfund       Total        Net increase    beginning of       end of
                               benefits      expenses    transfers     deductions      (decrease)         year            year
                             ------------- ----------- ------------- --------------- -------------- ---------------- ---------------
Principal Investments:
     Guaranteed Interest
     Accounts              $   (71,993)      $  (37)   $ (15,817)     $   (87,847)   $  (81,185)    $    107,546      $    26,361
     Money Market Account      (95,235)         (22)     (95,380)        (190,637)     (182,162)         215,508           33,346
     Government
     Securities Account        (21,580)         (29)     (63,062)         (84,671)      (64,911)         196,924          132,013
     Bond & Mortgage
     Account                   (16,611)         (15)     (14,262)         (30,888)      (22,562)          62,123           39,561
     Bond Emphasis
     Balanced Account          (14,938)          (5)           -          (14,943)      (12,907)          21,372            8,465
     Stock Emphasis
     Balanced Account          (78,584)         (40)      17,271          (61,353)      (54,561)         127,550           72,989
     Stock Index 500
     Account                  (199,843)        (132)      89,836         (110,139)     (132,642)         495,204          362,562
     U.S. Stock Account        (31,967)         (39)    (242,577)        (274,583)     (292,604)         292,603               (1)
     Large Company Blend
     Account                         -          (11)     239,194          239,183       235,195                -          235,195
     Medium Company Value
     Account                   (59,627)         (34)      10,948          (48,712)      (38,108)         133,491           95,383
     Small Company Blend
     Account                  (131,451)         (89)      55,666          (75,874)      (34,700)         265,913          231,213
     Medium Company Blend
     Account                  (103,430)         (47)      45,228          (58,249)      (30,738)         155,481          124,743
     International Stock
     Account                  (145,021)         (62)      53,517          (91,566)      (93,106)         200,105          106,999
     Real Estate Account        (2,064)          (1)           -           (2,065)       (1,730)           4,596            2,866
Company Stock                  (21,320)           -      (74,996)         (96,316)      (46,227)          98,110           51,883
Participant Notes              (16,693)           -       (5,566)         (22,259)      (22,259)          22,259                -
                           -----------       ------    ---------      -----------    ----------     ------------      -----------
                           $(1,010,357)      $ (563)   $       -      $(1,010,919)   $ (875,207)    $  2,398,785      $ 1,523,578
                           ===========       ======    =========      ===========    ==========     ============      ===========


                                                                Year ended December 31, 1999
                           -----------------------------------------------------------------------------------------------------
                                                                          Additions
                           -----------------------------------------------------------------------------------------------------
                                           Investment income
                           -------------------------------------------
                                            Net appreciation
                                             (depreciation)
                                                 in fair
                                                value of
                                               investments                            Contributions                    Total
                                                                         ----------------------------------------
                               Interest         (Note 3)       Total       Employer    Participants      Total       additions
                            -------------- ----------------- ---------   ----------- ---------------- -----------  -------------
Principal Investments:
     Guaranteed Interest
     Accounts                 $  5,716       $       -      $   5,716     $   5,809   $    7,963      $   13,772     $  19,488
     Money Market Account            -           9,456          9,456        11,385       11,868          23,253        32,709
     Government Securities
     Account                         -            (139)          (139)        4,402        7,188          11,590        11,451
     Bond & Mortgage
     Account                         -            (348)          (348)        6,173        8,813          14,986        14,638
     Bond Emphasis
     Balanced Account                -           2,187          2,187         2,577        2,154           4,731         6,918
     Stock Emphasis
     Balanced Account                -          10,622         10,622         6,945       14,795          21,740        32,362
     Stock Index 500
     Account                         -          82,223         82,223        40,326       56,920          97,246       179,469
     U.S. Stock Account              -          22,751         22,751        21,293       23,532          44,825        67,576
     Medium Company Value
     Account                         -         (11,239)       (11,239)       11,109       15,327          26,436        15,197
     Small Company Blend
     Account                         -          32,701         32,701        20,477       27,372          47,849        80,550
     Medium Company Blend
     Account                         -          22,344         22,344        16,603       21,996          38,599        60,943
     International Stock
     Account                         -          46,262         46,262        18,211       15,914          34,125        80,387
     Real Estate Account             -             748            748           780          599           1,379         2,127
Company Stock                        -           6,225          6,225        30,856       33,867          64,723        70,948
Participant Notes                4,081               -          4,081             -            -               -         4,081
                              --------       ---------      ---------     ---------   ----------      ----------     ---------
                              $  9,797       $ 223,793      $ 233,590     $ 196,946   $  248,308      $  445,254     $ 678,844
                              ========       =========      =========     =========   ==========      ==========     =========

                                                  (Deductions)
                              ------------------------------------------------------
                                                                                                      Net assets at   Net assets at
                              Participant     Admin.     Interfund       Total        Net increase    beginning of       end of
                               benefits      expenses    transfers     deductions      (decrease)         year            year
                             ------------- ----------- ------------- --------------- -------------- ---------------- ---------------
Principal Investments:
     Guaranteed Interest
     Accounts                $    (11,901)   $ (119)    $     (697)  $   (12,717)    $    6,771       $   100,775      $   107,546
     Money Market Account        (234,756)      (72)       293,095        58,267         90,976           124,532          215,508
     Government Securities
     Account                      (20,206)      (53)       (49,921)      (70,180)       (58,729)          255,653          196,924
     Bond & Mortgage
     Account                      (27,405)      (22)       (26,601)      (54,028)       (39,390)          101,513           62,123
     Bond Emphasis
     Balanced Account             (21,178)      (16)       (19,543)      (40,737)       (33,819)           55,191           21,372
     Stock Emphasis
     Balanced Account             (31,510)      (67)       (15,018)      (46,595)       (14,233)          141,783          127,550
     Stock Index 500
     Account                     (148,356)      (76)        98,723       (49,709)       129,760           365,444          495,204
     U.S. Stock Account           (99,015)      (45)         3,044       (96,016)       (28,440)          321,043          292,603
     Medium Company Value
     Account                      (49,827)      (60)       (69,053)     (118,940)      (103,743)          237,234          133,491
     Small Company Blend
     Account                     (110,154)      (46)      (103,786)     (213,986)      (133,436)          399,349          265,913
     Medium Company Blend
     Account                      (63,495)      (51)       (43,219)     (106,765)       (45,822)          201,303          155,481
     International Stock
     Account                      (78,333)      (74)       (25,938)     (104,345)       (23,958)          224,063          200,105
     Real Estate Account           (6,673)       (1)          (616)       (7,290)        (5,163)            9,759            4,596
Company Stock                    (248,736)        -       (108,959)     (357,695)      (286,747)          384,857           98,110
Participant Notes                (104,109)        -         68,489       (35,620)       (31,539)           53,798           22,259
                             ------------    ------     ----------   -----------     ----------       -----------      -----------
                             $ (1,255,654)   $ (702)    $        -   $(1,256,356)    $ (577,512)      $ 2,976,297      $ 2,398,785
                             ============    ======     ==========   ===========     ==========       ===========      ===========

  The accompanying notes are an integral part of these financial statements.

             PetroCorp Incorporated 401(k) Retirement Savings Plan
                         Notes to Financial Statements
                                  (unaudited)


NOTE 1 - DESCRIPTION OF PLAN:

The following description of the PetroCorp Incorporated 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution 401(k) retirement savings plan, adopted January 1, 1993. Employees of PetroCorp Incorporated (the Company) become eligible to participate in the Plan after six months of service with the Company. The entry date for each employee is the first day of the month following the sixth month of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All Plan contributions are invested in separate pooled accounts under an annuity contract with Principal Mutual Life Insurance Company (Principal) or in common stock of the Company.


Contributions

Participants may contribute to the Plan subject to certain Internal Revenue Code limitations. The Company may match up to 100 percent of each participant's contributions not to exceed six (6) percent of each participant's annual compensation. Additionally, the Company may make discretionary contributions on behalf of the participants. In any event, total contributions by the participant and the Company may not exceed 20 percent of the participant's annual compensation. During 2000 and 1999, each participant could contribute up to 14 percent of his annual compensation with the Company matching up to six (6) percent, except in certain cases subject to Internal Revenue Code limitations.

The Plan also allows participants to "rollover" contributions that have been made to other qualified plans.


Participant accounts

Each participant's account is credited with the participant's contributions, the Company's contributions and a pro rata share of the earnings of each fund in which the participant has invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.


Vesting

Participants are fully vested at all times in their individual contributions and "rollover" contributions plus actual earnings thereon.

Vesting in employer contributions and related earnings is based on the participant's employment commencement date and years of continuous service. Participant's whose employment commencement date occurred before January 1, 1994 are 100% vested. Participant's whose employment commencement date occurred on or after January 1, 1994 are vested as follows:

              Vesting Service                                    Vesting
               (whole years)                                    Percentage
                -----------                                     ----------
              Less than 1 year                                       0%
                  1 year                                            25%
                  2 years                                           50%
                  3 years                                           75%
              4 or more years                                      100%


In addition, participants also become fully vested in their employer contributions and related earnings upon retirement, at or after age 65, or upon death or total disability of the participant.


Investment options

Effective January 1, 1994, upon enrollment in the Plan, a participant may direct contributions in any of fifteen investment options as follows:

         Guaranteed Interest Account - Funds are invested in a guaranteed investment contract (GIC) with Principal.

         U.S. Stock Account - This is a separate pooled account with Principal in which the funds are invested in various stocks of U.S. companies with the intent to earn higher long-term rates of return.

         Money Market Account - This is a separate pooled account with Principal in which the funds are invested in high quality commercial paper with average maturities kept under 30 days to ensure current money market rates.

         Real Estate Account - This is a separate pooled account with Principal in which the funds are invested in equity investments in modern, developed, income-producing warehouses, office buildings and retail centers in major U.S. metropolitan areas. Earnings consist of property value changes and net rental income.

         Bond & Mortgage Account - This is a separate pooled account with Principal in which the funds are invested in investment grade private placement bonds, commercial mortgages, public corporate bonds and mortgage-backed securities, all generally mature within five to 10 years.

         International Stock Account - This is a separate pooled account with Principal in which the funds are invested in stocks of non-U.S. companies located primarily in Europe and Southeast Asia.

         Government Securities Account - This is a separate pooled account with Principal in which the funds are invested primarily in very high quality government mortgage-backed securities.

         Stock Index 500 Account - This is a separate pooled account with Principal in which the funds are invested in the same stocks and in the same proportions as those stocks included in the Standard & Poor's 500 Stock Index.

         Medium Company Value Account - This is a separate pooled account with Principal in which the funds are invested in primarily income-producing common stocks that are under-valued in the marketplace according to traditional measures of value.

         Small Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of smaller, fast-growing companies.

         Medium Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of large, established companies whose earnings are expected to grow faster than the average company.

         Large Company Blend Account - This is a separate pooled account with Principal in which funds are invested in stocks of very large established companies.

         Bond Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes fixed income. This account invests 50 to 100 percent of the funds in Principal fixed-income separate pooled accounts, with the remainder in Principal equity separate pooled accounts.

         Stock Emphasis Balanced Account - This is a separate pooled account with Principal in which funds are invested in many asset classes, but emphasizes equities. This account invests 50 to 100 percent of the funds in Principal equity separate pooled accounts, with the remainder in Principal fixed-income separate pooled accounts.

         Company Stock - Funds are invested in the common stock of the Company.


Payment of benefits

Distribution of the participant's entire account balance becomes due and payable upon retirement, at or after age 65, or upon death or total disability of the participant. Such account balances may be distributed either in a lump-sum distribution or in installments, as described in the Plan agreement. Upon termination of employment, a participant may elect to receive a lump-sum distribution equal to the vested balance of the participant's account or continue to participate in the Plan investments. If the vested balance is less than $3,500, payment is made as soon as administratively practicable after termination. Additionally, participants may make hardship withdrawals from their individual contribution accounts at specified times during the Plan year, subject to certain restrictions.


Participants' notes receivable

Under the terms of the Plan, with certain restrictions, participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lessor of $50,000 or 50 percent of their vested account balances. A loan is secured by the vested balance in the participant's account and bears interest at the prime interest rate plus two (2) percent. No loans were made in 2000. During 1999, the interest rate for new borrowings ranged from 9.75 percent to 10.00 percent.




NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Under the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA, the Plan files Form 5500-C/R which is required for employee benefit plans with fewer than 100 participants. Employee benefit plans with 100 or more participants are required to file Form 5500. Those plans filing Form 5500 are required to prepare audited financial statements as well as all applicable schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. Such requirements are not mandated for those plans filing Form 5500-C/R. Accordingly, the attached financial statements are unaudited and the above mentioned schedules are not presented.

Method of accounting

The Plan's financial statements are prepared on the accrual basis of accounting.


Investments

Plan investments, other than the GIC's, are stated at fair value. The Company stock is valued at its quoted market price. Separate pooled accounts are valued at net asset value representing the value at which units of the account may be purchased or redeemed.

The Plan's GIC's are valued at contract value. Contract value represents contributions made under the contract plus interest at the guaranteed rate.


Contributions

Participant contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants' earnings. Matching Company contributions are recorded in the same period.


NOTE 3 - INVESTMENTS:

Individual investments representing five (5) percent or more of the Plan's net assets are as follows:

                                                                                              December 31,
                                                                                         ---------------------
                                                                                         2000             1999
                                                                                  -------------------------------

Investments at fair value as determined by quoted Market price:
     Pooled separate accounts:
         Principal:
             Government Securities Account                                        $     132,014       $  196,924
             Stock Emphasis Balanced                                                          -          127,550
             Stock Index 500 Account                                                    362,561          495,204
             U.S. Stock Account                                                               -          292,603
             Medium Company Value Account                                                95,383          133,491
             Small Company Blend Account                                                231,213          265,913
             Medium Company Blend Account                                               124,743          155,481
             Large Company Blend Account                                                235,195                -
             International Stock Account                                                106,999          200,105
             Money Market Account                                                             -          215,508

     Company Stock:
         PetroCorp Incorporated Common Shares                                     $           - *     $        - *

Investments at contract value:
     Guaranteed Investment Contract with Principal                                $           - *     $        - *

  * less than five (5) percent

The net realized and unrealized appreciation (depreciation) in fair value of investments included in the statements of changes in net assets available for Plan benefits were $37,417 and $223,793 for the years ended December 31, 2000 and 1999, respectively, and consisted of the following:

                                                                                             December 31,
                                                                                --------------------------------------
                                                                                       2000                1999
                                                                                --------------------------------------

Net appreciation (depreciation) in investments at fair value as determined by quoted market price:
  Pooled separate accounts:
     Principal:
             U.S. Stock Account                                                  $   (20,603)           $   22,751
             Money Market Account                                                      2,673                 9,456
             Real Estate Account                                                         335                   748
             Bond & Mortgage Account                                                   3,158                  (348)
             International Stock Account                                             (10,688)               46,262
             Government Securities Account                                            13,735                  (139)
             Stock Index 500 Account                                                 (44,105)               82,223
             Medium Company Value Account                                              3,017               (11,239)
             Small Company Blend Account                                              35,583                32,701
             Medium Company Blend Account                                             17,560                22,344
             Large Company Blend Account                                              (3,988)                    -
             Bond Emphasis Balanced Account                                              867                 2,187
             Stock Emphasis Balanced Account                                           2,270                10,622
     Company Stock                                                                    37,603                 6,225
                                                                                --------------         -------------
                                                                                 $    37,417            $  223,793
                                                                                ==============         =============

NOTE 4 - GUARANTEED INVESTMENT CONTRACTS:

The Plan entered into five-year GIC's with Principal in each of the last five years. The GIC's provide for guaranteed returns ranging from 4.8% to 6.4% on contributions invested over the five-year terms of the contracts. The GIC's are included in the financial statements at contract value as reported to the Plan by Principal.


NOTE 5 - PLAN TERMINATION:

The Company plans to terminate the Plan in 2001, subject to the provisions of ERISA. At the time of Plan termination, participants will become fully vested in their accounts. During the winding up phase, anticipated to be 12 months, Plan assets will be distributed to participants at their election.


NOTE 6 - INCOME TAX STATUS OF PLAN:

The Company had requested the Internal Revenue Service to determine and inform the Company that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. On December 14, 1995, the Internal Revenue Service notified the Company that they had made a favorable determination on the Plan.

                                  SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                                       PETROCORP INCORPORATED 401(k) RETIREMENT


                                       SAVINGS PLAN







Date:     June 26, 2001                 /s/ STEVEN R. BERLIN
      ---------------------           -------------------------------------
                                       Steven R. Berlin
                                       Chief Financial Officer of PetroCorp
                                       Incorporated and Trustee